News Release                                                    December 8, 2000


The Board of Directors of ICICI Bank Limited will at its meeting convened on Monday, December 11, 2000 consider merger of Bank of Madura Limited with ICICI Bank Limited (NYSE : IBN). The scheme of merger if approved by Boards of both the Banks will be subject to approval of the Reserve Bank of India and such other approvals as may be required.

Bank of Madura is a profitable, well-capitalised, Indian private sector commercial bank operating for the last 57 years. The bank has an extensive network of 263 branches, with a significant presence in the Southern states of India. The bank had total assets of Rs. 39.88 billion and deposits of Rs 33.95 billion as on September 30, 2000. The bank had a capital adequacy ratio of 15.8 % as on March 31, 2000. The bank's equity shares are listed on the Stock Exchanges at Mumbai and Chennai and National Stock Exchange in India.

ICICI Bank is a leading Indian private sector commercial bank, promoted by ICICI Limited (NYSE : IC). ICICI Bank had total assets of Rs. 120.63 billion and deposits of Rs 97.28 billion as on September 30, 2000. The bank's capital adequacy ratio stood at 17.59 % as on September 30, 2000. The bank's branch network including extension counters presently covers 106 locations across India. ICICI Bank is India's largest ATM provider with 366 ATMs. The equity shares of the bank are listed on the Stock Exchanges at Mumbai, Calcutta, Delhi, Chennai, Vadodara and the National Stock Exchange in India. ICICI Bank's American Depositary Shares (ADS) are listed on the New York Stock Exchange.

------------------------------------------------------------------------------
Except for the historical information contained herein, statements in this Release which contain words or phrases such as 'will', 'would', 'aim', 'likely', 'will likely result', 'believe', 'expected', 'will continue', 'anticipate', 'estimate', 'enable', 'enabling', 'intend', 'plan', 'contemplate', 'seek to', 'future', 'objective', 'goal', 'project', 'should', 'will pursue' and similar expressions or variations of such expressions may constitute 'forward-looking statements'. These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include, but are not limited to our and ICICI's Group's ability to obtain statutory and regulatory approvals and to successfully implement our strategy and the merger, future levels of non-performing loans, our growth and expansion in business, the adequacy of our allowance for credit losses, technological implementation and changes, the actual growth in demand for banking products and services, investment income, cash flow projections, our exposure to market risks as well as other risks detailed in the reports filed by us with the United States Securities and Exchange Commission. ICICI Bank undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.